UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KKR Alternative Corporate Opportunities Fund
(Name of Subject Company (Issuer))

KKR Alternative Corporate Opportunities Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Nicole J. Macarchuk, Esq.
KKR Asset Management LLC
555 California Street
San Francisco, California 94104

(415) 315-3620

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
Kenneth E. Young, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

November 26, 2013

 (Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $ 7,905,128 (a)	Amount of Filing Fee: $ 1,018.18(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of this Offer, you should read carefully the entire Offer to Repurchase and the related Letter of Transmittal.

Important Dates Related to this Offer:

Date	Name of Date	Definition
November 26, 2013	Commencement Date	the date as of which the Offer commenced (generally, approximately 35 days prior to the Repurchase Valuation Date)
December 26, 2013	Notice Date	the deadline by which you must properly notify the Fund in writing if you wish to tender Shares for repurchase ( unless extended by the Fund to a later date subsequently designated by the Fund)*
December 26, 2013	Expiration Date
the deadline by which, if you previously provided proper written notice to the Fund of your desire to tender Shares, you may properly notify the Fund of your desire to withdraw such tender request

(generally, five (5) days before the Repurchase Valuation Date, unless extended by the Fund to a later date subsequently designated by the Fund)*

December 31, 2013	Repurchase Valuation Date
the date as of which the net asset value of the Shares is calculated (which will generally occur quarterly as of each March 31, June 30, September 30 and December 31, or if any such date is not a business day, as of the immediately preceding business day), unless extended by the Fund to a later date subsequently designated by the Fund*

(in the event of any extension, the Repurchase Valuation Date will be the last business day of the month immediately following the month in which the Expiration Date occurs)

January 24, 2014	Acceptance Date	the date which is 40 business days after the Commencement Date (after which, if the Fund has not yet accepted your tender of Shares, you have the right to withdraw your tender)

*
In the event of any extension of time during which the Offer is pending, you will be properly notified in writing by the Fund in accordance with the terms set forth later in this document.  Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that you make any decisions with respect to this Offer based on the dates specified in the table above.

INTRODUCTION

KKR Alternative Corporate Opportunities Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to repurchase shares of the Fund (“Shares”) from its shareholders (“Shareholders”). The terms and conditions set out in the Offer to Repurchase, and the related Letter of Transmittal, together constitute the “Offer”. (As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer.) Specifically, the Fund is offering to repurchase Shares in an amount up to 20% of the net assets of the Fund, calculated as of the Repurchase Valuation Date, and each Share tendered for repurchase will be purchased at the net asset value per Share calculated as of such date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for repurchase must do so by 12:00 midnight, Eastern time on the Notice Date, unless extended. Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time on the Expiration Date, unless extended. The net asset value of Shares will be calculated for this purpose as of the Repurchase Valuation Date.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it repurchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. The payment will generally be made within 30 days after the Repurchase Valuation Date.

Shares will be repurchased by the Fund pursuant to the Offer after the Management Fee (as such term is defined in the Fund’s Prospectus) to be paid to the Fund’s investment adviser has been deducted from the Fund’s assets as of the end of the month in which the Offer occurs—i.e., the accrued Management Fee for the month in which Fund shares are to be repurchased pursuant to the Offer is deducted prior to effecting the relevant repurchase of Fund shares.

A Shareholder who tenders its Shares for repurchase during the first year following such Shareholder’s initial purchase will be subject to a fee of 2.00% of the value of the Shares repurchased by the Fund, payable to the Fund (an “Early Repurchase Charge”). The Board of Trustees may, in certain limited instances where the Board of Trustees has determined that the remaining Shareholders will not be materially and adversely affected or prejudiced, waive the imposition of the Early Repurchase Charge. Any such waiver does not imply that the Early Repurchase Charge will be waived at any time in the future or that such Early Repurchase Charge will be waived for any other Shareholder.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $5,000 after giving effect to the tender. If a Shareholder tenders an amount that would cause the Shareholder's account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund.

Shareholders desiring to tender Shares for repurchase must do so by 12:00 midnight, Eastern time on the Notice Date, unless extended. The Offer to Shareholders remains revocable until 12:00 midnight, Eastern time on the Expiration Date, unless extended. Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to repurchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at the following address:

Regular Mail:

KKR Alternative Corporate Opportunities Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

or (ii) fax it to the Fund at (877) 522-1249, so that it is received before 12:00 midnight, Eastern time, on the Notice Date (or if applicable, Notice Date as extended). As of October 31, 2013, the last date for which the Fund completed the calculation of its net asset value, the net asset value per Share was $10.69. The value of the Shares may change between October 31, 2013 and the Repurchase Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares may contact one of the Fund’s dedicated account representatives at (855) 859-3943, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Central time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Expiration Date. Also realize that the Offer is set to expire on the Expiration Date (or if applicable, Expiration Date as extended), and that, if a Shareholder desires to tender Shares for repurchase, it must do so by the Notice Date (or if applicable, Notice Date as extended). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Repurchase Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase as of the Acceptance Date.

ITEM 2.	ISSUER INFORMATION

(a)  The name of the issuer is KKR Alternative Corporate Opportunities Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 555 California Street, 50th Floor, San Francisco, California 94104, and its telephone number is (415) 315-3620.

(b)  The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” As of the close of business on October 31, 2013, the last date for which the Fund completed the calculation of its net asset value, the aggregate net asset value of the Fund was $39,525,642 and the net asset value of each Share of the Fund was $10.69. Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to 20% of the net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c)  There is no established trading market for the Shares.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is KKR Alternative Corporate Opportunities Fund. The Fund’s principal executive office is located at 555 California Street, 50th Floor, San Francisco, California 94104, and its telephone number is (415) 315-3620. The Adviser of the Fund is KKR Asset Management LLC. The Adviser’s principal executive office is located at 555 California Street, 50th Floor, San Francisco, California 94104, and its telephone number is (415) 315-3620. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Suzanne Donohoe, Michael E. Cahill, Tobin V. Levy and Jeffrey L. Zlot. The address of each member of the Board of Trustees is c/o KKR Alternative Corporate Opportunities Fund, 555 California Street, 50th Floor, San Francisco, California 94104, and the telephone number of each member of the Board of Trustees is (415) 315-3620.

ITEM 4.	TERMS OF THE TENDER OFFER

(a)   (1)         (i)         Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to 20% of the net assets of the Fund which are tendered by Shareholders and not withdrawn (as described in Item 4(a)(1)(vi)) by 12:00 midnight, Eastern time, on the Notice Date (or if applicable, Notice Date as extended).

  (ii) The value of the Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Repurchase Valuation Date. See Item 4(a)(1)(v) below.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $5,000 after giving effect to the repurchase. Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund).

  (iii) Shareholders desiring to tender Shares for repurchase must do so by 12:00 midnight, Eastern time, on the Notice Date, unless extended. Shareholders have the right to change their minds and withdraw any tenders of their Shares before 12:00 midnight, Eastern time, on the Expiration Date, unless extended.

  (iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the repurchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Repurchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Pursuant to Rule 13e-4(f)(2)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on the Notice Date (or if applicable, Notice Date as extended). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and repurchases such Shares.

(ix) If Shares in excess of 20% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The Fund’s acceptance of Shares tendered will generally be processed by the Fund on the Repurchase Valuation Date. Shareholders should consult their own tax adviser with respect to the particular tax consequences of participating in the Offer at the end of a calendar year.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer generally will be treated as a "sale or exchange" if the receipt of cash by the Shareholder: (a) results in a "complete termination" of the Shareholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Shareholder, or (c) is "not essentially equivalent to a dividend" with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a "dividend" to the extent of such Shareholder's allocable Share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable Share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder.  In addition, if a tender of Shares is treated as a "dividend" to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a "Foreign Shareholder") that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as "controlled foreign corporations," corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% ("backup withholding") from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.

(2) Not applicable.

(b) Any Shares to be repurchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other repurchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund repurchase Shares from Shareholders quarterly, generally on each March 31, June 30, September 30, and December 31 each year (or, if any such date is not a business day, on the immediately preceding business day).

The Fund previously offered to repurchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for repurchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered	Amount Accepted
March 29, 2013	$5,181,362	$0	$0
June 28, 2013	$5,911,862	$0	$0
August 27, 2013	$6,203,098	$0	$0

The Fund is not aware of any contract, arrangement, understanding or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b) Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased as of the first business day of each calendar month at the Fund’s then current net asset value per Share.

(c) None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first business day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization or liquidation; (3) any material change in the present indebtedness, capitalization or distribution policy of the Fund; (4) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (5) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (6) any change in the Fund’s Declaration of Trust dated as of July 16, 2012 (as it may be amended, modified or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund. From time to time, the Board of Trustees of the Fund has ongoing discussions with appropriate Trustee candidates to potentially join the Board of Trustees of the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed 20% of the net assets of the Fund (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (d) below.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser and the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on October 31, 2013, the last date for which the Fund completed the calculation of its net asset value, KKR Fund Holdings L.P. owned $26,938,479 of the value of the Shares, representing approximately 68.15% of the Fund’s net assets.

(b) Other than the acceptance of subscriptions for Shares as of October 1, 2013 and November 1, 2013, the last two dates as of which Shares of the Fund were sold, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a)  (1)   Reference is made to the audited financial statements of the Fund for its first fiscal year ended October 31, 2012, which were prepared by the Fund and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on December 26, 2012, and to the unaudited financial statements of the Fund for the period ended April 30, 2013, which were prepared by the Fund and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on June 26, 2013.  Such financial statements are incorporated herein by reference in their entirety.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3) Not applicable.

(4) See (a)(1) above.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares repurchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)  (1)  None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Repurchase and Letter of Transmittal

B.	Offer to Repurchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

KKR Alternative Corporate Opportunities Fund

By:      /s/ Koji E. Felton
Name: Koji E. Felton
Title: Assistant Secretary
November 26, 2013

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Repurchase and Letter of Transmittal

B.	Offer to Repurchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender